SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

November 17, 2017

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Sarmiento 447

Buenos Aires C1 1041

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Buenos Aires, November 17th, 2017

To

U.S. Securities and Exchange Commission/

The New York stock Exchange

Re.: Relevant Event

Dear Sirs,

Please be advised that, on the day hereof, Mr. Jorge Horacio Brito has requested a leave of absence as member of the Board of Directors and Chairman of Banco Macro S.A. until the next General Shareholders´ Meeting, event in which his term expires. Such request will be considered shortly by the Board of Directors of the company.

We attach a free translation of the letter received from Mr. Jorge H. Brito

Sincerely yours

Buenos Aires, November 17th 2017

Mr.

Delfín Jorge Ezequiel Carballo

Vice Chairman of Banco Macro S.A.

I am writing to you and through you to the members of the Board of Directors of the Bank, in order to let you know my decision to request a leave of absence as member of the Board of Directors and Chairman of Banco Macro S.A., with which I was duly honored. I request this leave of absence until the next Ordinary Shareholders’ Meeting, event in which my mandate expires.

I make this decision to preserve the Bank from all the attacks and accusations of which I am being subject in my personal order.

I ask you to give immediate action to this request and to convey my personal gratitude to all our employees, clients and shareholders for all the support received during the last 32 years.

Yours sincerely,

Jorge Horacio Brito

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: November 17, 2017

MACRO BANK INC.

By:	/s/ Jorge Francisco Scarinci
Name: Jorge Francisco Scarinci
Title: Chief Financial Officer